UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41606

BRERA HOLDING PLC

(Exact name of registrant as specified in its charter)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Contract

On March 17, 2023, Brera Holdings PLC, a public company limited by shares incorporated in the Republic of Ireland (the “Company”), through its wholly-owned subsidiary, Brera Milano S.r.l., an Italian limited liability company (società a responsabilità limitata) (“Brera Milano”), entered into a contract (the “Contract”) with Tchumene FC Sports Association, a football club organized under the laws of Mozambique (“Tchumene FC” or the “Club”), relating to a strategic partnership through the establishment of sponsorship and franchising relationships between Brera Milano and Tchumene FC.

Pursuant to the Contract, for the 2023 football season, Tchumene FC will be rebranded as “Brera Tchumene FC” with simultaneous modification of its logo and corporate colors. Brera Milano will determine the Club’s game shirt sponsor, deliver media relating to the Club on its communication channels, manage external media relations, use the Club’s brand for any communication activity and promotion, and promote the Club around the world through its relationship network with football operators and finance partners in the United States. Brera Milano will not intervene or assume responsibility over the sports management of the Club and all of the Club’s sporting activity will remain under the exclusive control of Tchumene FC. The Company will pay Tchumene FC €25,000, of which €15,000 was paid upon signing the Contract and €10,000 will be paid by the middle of the 2023 football season. Additionally, if the Contract is renewed automatically for an additional annual term as described below, the Company will pay €25,000 in one lump sum within thirty days of such renewal of the Contract for the following football season. Brera Milano will decide the shirt sponsor of the Club’s football shirts. If the sponsor is an Italian company that already works with Brera Milano, part of the sponsorship revenue may be allocated to Tchumene FC; however, if the sponsor is from Mozambique, Brera Milano and Tchumene FC will negotiate the division of the sponsorship revenue in accordance with market standards.

The Contract will automatically renew for each subsequent football season in which Tchumene FC plays in the Mozambique second division, unless terminated at the end of any football season by either party upon 30 days’ notice or upon a breach of contract with 30 days’ notice. If Tchumene FC enters Mozambique football’s first division, the Contract will be terminated with the intent to renegotiate the terms to include greater commitments between the parties.

The Contract also provides that no exclusivity obligations arise under it, and that Brera Milano may sign similar sponsorship, franchise or other agreements with any company operating in the sports industry.

The Contract is filed as Exhibit 1.1 to this report on Form 6-K, and this description of the Contract is qualified in its entirety by reference to such exhibit.

On March 20, 2023, the Company issued a press release announcing the Contract. A copy of this press release is attached hereto as Exhibit 99.1.

On March 23, 2023, the Company issued a press release announcing the launch of its eSports activities with the establishment of a FIFA® 23 Pro Clubs™ Team by EA Sports by the Company’s Italian football club, Brera FC. A copy of this press release is attached hereto as Exhibit 99.2.

Exhibit No.	Description
1.1	English translation of Contract, dated as of March 17, 2023, by and among Brera Milano S.r.l. and Tchumene FC Sports Association
99.1	Press Release dated March 20, 2023
99.2	Press Release dated March 23, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2023	BRERA HOLDINGS PLC

	By:	/s/ Sergio Carlo Scalpelli
Sergio Carlo Scalpelli
Chief Executive Officer

2